Mail Stop 3561

March 29, 2010

Mr. Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjiang Province, China 150001

      Re: Soko Fitness & Spa Group, Inc.
              Amendment No. 7 to Form S-1
              Filed March 23, 2010
              File No. 333-151563

Dear Mr. Liu:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We reviewed a column in the New York Daily News published on February 1, 2010 titled "Guerrilla Investor Your Money From China, With Bargains" authored by Peter Siris. We note that Mr. Siris has control over management and investment decisions of your two largest selling stockholders, Guerilla Capital Management, LLC and Hua-Mei 21st Century Partner, LP. Please provide a detailed analysis regarding whether the statements of Mr. Siris in this column have the effect of conditioning the market for your offering.

2.   Refer to our prior comment. Please also provide supplemental support for each of the statements related to your company made by Mr. Siris in this article.

3.   We note that you revised the number of shares covered by the registration statement throughout your document, including in the fee table, on the front and back cover pages of the prospectus, and under the heading "Selling

Stockholders." Please revise your registration statement so that these numbers agree. By way of example only, we note the following:

- On the facing page of the registration statement, the fee table registers 3,958,633 shares of common stock, including 1,958,633 shares of common stock outstanding and 2,000,000 shares of common stock issuable upon exercise of outstanding warrants to acquire common stock;

- In two places on both the cover page of the prospectus and under the heading "The Offering" on page 6, you state that the prospectus relates to 3,462,133 shares of common stock;

- In the first paragraph under the heading "Selling Stockholders" on page 67, you refer to the "3,462,133 shares of our common stock registered for public resale pursuant to this prospectus;"

- In the table under the heading "Selling Stockholders" on page 67, the table indicates that a total of 3,958,633 shares of common stock are included in the prospectus; however, it appears that the numbers in the column titled "Shares of Common Stock Included in Prospectus" instead total 4,062,133 shares of common stock; and

- On the back cover page of the prospectus, you state that the prospectus relates to 3,462,133 shares of common stock.

Please explain these discrepancies to us or revise your registration statement so that these numbers, and any other affected numbers, agree.

4.   We reviewed your response to comment one in our letter dated February 23, 2010 and your revised disclosure and have the following additional comments.

- In the table on page 2 under the heading "Background and Organization," you list the "First Subsidiary of Beijing Natural Beauty Services Limited" but we were unable to locate this entity on your subsidiary list filed as Exhibit 21.1. Please revise or advise.

- In the paragraph following the table on pages 2-3, we note your disclosure regarding your "newest facility, a Yoga Wave center located in the Long Dian Building in Harbin, opened on February 28, 2010" and your disclosure that you "have also completed construction and are engaging in pre-opening activities with a fitness center and a beauty salon and spa which are also located in the Long Dian Building in Harbin and also another beauty salon and spa in Beijing." Please tell us the names of the entities that own these facilities and please revise the table on pages 2-3 and Exhibit 21.1, if necessary. If these facilities are already listed in the table on pages 2-3 and included on Exhibit 21.1, please delete the language in this paragraph so as to avoid confusion.

- In the paragraph following the table on pages 2-3, we note your revised disclosure that you "currently have a beauty salon and spa under construction in Daqing and are evaluating strategic options with respect to this facility." Please tell us the name of the entity that owns the beauty salon and spa in Daqing and revise Exhibit 21.1, if necessary.

- Please also tell us, in general terms, the types of strategic options you are considering with respect to the beauty salon and spa in Daqing.

- On your subsidiary list filed as Exhibit 21.1 to your registration statement, you list "First Subsidiary of Harbin Huang Emperor & Golden Gym Club Co., Ltd." as a variable interest entity associated with Mege Union but you not similarly list "First Subsidiary of Beijing Natural Beauty Services Limited," "Harbin Queen Beauty Demonstration Center Nangang Branch" or "Harbin Queen Beauty Demonstration Center Xuanhua Branch." Please revise or advise.

- On your subsidiary list filed as Exhibit 21.1 to your registration statement, you list both "Harbin Queen Medical Beauty Clinic" and "Harbin Queen Beauty Clinic" as variable interest entities associated with Mege Union but in the table on page two, you state that "Harbin Queen Medical Beauty Spa" is the commercial name for the legal entity "Harbin Queen Beauty Clinic." Please revise or advise.

- As previously requested, on page 29 in the third paragraph under the heading "Our Business" or in another appropriate place, please revise your disclosure to provide disclosure for your new fitness centers in suburban Beijing that is similar to the disclosure you provide regarding your fitness centers in Harbin and Shenyang.

- As previously requested, in the second paragraph on page 31 under the heading "Plan of Operation," you state "currently [your] three fitness centers have more than 15,000 members …," although disclosure elsewhere suggests that you have six fitness centers. Please revise or advise.

Item 16, Exhibits, page II-3

5.   Please confirm that all of your variable interest entities are subject to the same
        form agreements, including those you have acquired since September 8, 2008, the
        date on which you filed the Form of Consulting Agreement as Exhibit 10.12, the
        Form of Operating Agreement filed as Exhibit 10.13, the Form of Option
        Agreement filed as Exhibit 10.14, the Form of Equity Pledge Agreement filed as
        Exhibit 10.15, and the Form of Proxy Agreement filed as Exhibit 10.16. If not,
        please file any additional material agreements governing your relationship with
        any new variable interest entities or tell us why it is not appropriate to do so.

                                            * * * * *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with a marked copy of your filing to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
filing and responses to our comments.

        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William
Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments
on the financial statements and related matters. Please contact Catherine Brown, Staff
Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at
(202) 551-3725 with any other questions you may have.

                                            Sincerely,

                                            H. Christopher Owings
                                            Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
        Ellenoff Grossman & Schole LLP
        Via facsimile